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May 15, 2009

VIA ELECTRONIC FILING

Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Daimler Retail Receivables LLC
Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of Daimler Retail Receivables LLC (the “Company”), I am transmitting for filing under the Securities Act of 1933, as amended, a Registration Statement on Form S-3 relating to Asset Backed Securities of the Company.

The appropriate Registration Fee of $55.80 was wired on May 15, 2009 to the SEC’s account at US Bank.

Various aspects of the static pool disclosure in the forms of prospectus and prospectus supplement were discussed in a telephone conversation on May 11 between Siegfried Knopf of this Firm and Max Webb of the SEC Staff. As discussed in that conversation, the Company plans to disclosure vintage static pool information which, for the period up to April 2008, will report delinquencies and prepayment rates in annual periodic increments. As more fully discussed under “Static Pool Data” in the form of prospectus supplement, delinquency and prepayment data for more frequent reporting increments (e.g., monthly or quarterly) during that period is not reasonably available to the Company. Commencing with April 2008, this data will be reported in monthly increments.

Please address any inquiries or comments to the undersigned at (415) 772-7476.

Very truly yours,

/s/ Eric A. Lowe
Eric A. Lowe

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